Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Filer: Core-Mark Holding Company, Inc.

Subject Company: Core-Mark Holding Company, Inc.

Commission File No: 000-51515

Explanatory Note: The following customer talking points were shared with Core-Mark Holding Company, Inc. employees.

What We Announced

•

I’m pleased to share the exciting news that Core-Mark Holding Company, Inc. (“Core-Mark”) has entered into an agreement under which Performance Food Group Company (“PFG”) will acquire Core-Mark to create a best-in-class customer-centric diversified supplier in foodservice and convenience retail.

•	Together, we will serve more than 240,000 locations across the U.S.

•

You may be familiar with PFG, which operates more than 100 distribution centers servicing the foodservice industry through Performance Foodservice and the convenience industry through Vistar and its Eby-Brown business.

•	Importantly, like us, PFG has a more than 100-year legacy of foodservice excellence, a commitment to customer service and a strong culture that values its employees.

•	We believe Core-Mark and PFG are a strong strategic fit and that combining our complementary businesses will make us better positioned to serve the convenience retail industry.

•	As part of PFG, we will also be able to build on our food and fresh capabilities, in addition to our innovation initiatives, to meet your future needs.

•	Following the completion of the transaction, Core-Mark will become part of an expanded convenience business within PFG’s Vistar division that will include our business and the Eby-Brown businesses.

•	The expanded convenience business will operate under the Core-Mark brand and will be headquartered in Westlake, Texas with Eby-Brown maintaining ongoing operations in Naperville, Illinois.

•	Core-Mark CEO, Scott McPherson, will lead the convenience business as President and CEO of Core-Mark following closing of the transaction.

Next Steps – Business As Usual

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Importantly, until the transaction closes, which we expect to occur in the first half of calendar 2022, it is business as usual, and Core-Mark and PFG will continue to operate as separate, independent companies.

•	This means we will continue to operate as usual and you will see no changes in the way we work with you.

•	We are as focused as ever on providing all of our customers with the exceptional products and customer service that you have come to expect from Core-Mark.

•	We greatly appreciate your support and look forward to continuing to serve you.

•	We will continue to keep you informed as we move through the process to close the transaction.

•	As always, if you have any questions, please feel free to contact your regular customer service representative.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the impact of PFG’s proposed acquisition of Core-Mark (the “Transaction”) and other non-historical statements. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Such forward-looking statements are subject to various risks and uncertainties. The following factors, in addition to those discussed under the section entitled Item 1A. Risk Factors in the Core-Mark Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2021, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov, could cause actual future results to differ materially from those expressed in any forward-looking statements: the risk that U.S. federal antitrust clearance or other approvals required for the Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and resources or otherwise have an adverse effect on Core-Mark; the possibility that conditions to the consummation of the Transaction, including approval by Core-Mark stockholders, will not be satisfied or completed on a timely basis and accordingly the Transaction may not be consummated on a timely basis or at all; uncertainty as to the expected financial performance of the combined company following completion of the Transaction; the possibility that the expected synergies and value creation from the Transaction will not be realized or will not be realized within the expected time period; the exertion of our management’s time and resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with U.S. federal antitrust clearance or other third-party consents or approvals for the Transaction; the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Transaction or that the integration of Core-Mark will be more difficult or time consuming than expected; a downgrade of the credit ratings of our indebtedness, which could give rise to an obligation to redeem existing indebtedness; potential litigation in connection with the Transaction may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; the inability to retain key personnel; the possibility that competing offers will be made to acquire Core-Mark; disruption from the announcement, pendency and/or completion of the Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and the risk that, following the Transaction, the combined company may not be able to effectively manage its expanded operations; the extent and duration of the disruption to business activities caused by the global health crisis associated with the novel coronavirus pandemic (“COVID-19”) outbreak, including the effects on vehicle miles driven, on the financial health of Core-Mark’s business partners, on supply chains, and on financial and capital markets; declining cigarette sales volumes; Core-Mark’s dependence on the convenience retail industry for revenues; Core-Mark’s dependence on qualified labor, senior management and other key personnel; competition in Core-Mark’s distribution markets, including product, service and pricing pressures related to COVID-19; risks and costs associated with efforts to grow Core-Mark’s business through acquisitions; the dependence of some of Core-Mark’s distribution centers on a few relatively large customers; manufacturers or retail customers adopting direct distribution channels; fuel and other transportation costs; failure, disruptions or security breaches of Core-Mark’s information technology systems; the low-margin nature of cigarette and consumable goods distribution; Core-Mark’s reliance on manufacturer discount and incentive programs and cigarette excise stamping allowances; Core-Mark’s dependence on relatively few suppliers and Core-Mark’s ability to maintain favorable supplier arrangements; disruptions in suppliers’ operations, including the impact of COVID-19 on Core-Mark’s suppliers as well as supply chain, including potential problems with inventory availability and the potential result of higher cost of product and freight due to high demand of products and low supply for an unpredictable period of time; product liability and counterfeit product claims and manufacturer recalls of products, including ongoing litigation related to Juul products; Core-Mark’s ability to achieve the expected benefits of implementation of marketing initiatives; failing to maintain Core-Mark’s brand and reputation; unexpected outcomes in legal proceedings; attempts by unions to organize employees; increasing expenses related to employee health benefits; changes to minimum wage laws; failure to comply with governmental regulations or substantial changes to governmental regulations, including increased regulation of electronic cigarette and other alternative nicotine products; risks related to changes to Core-Mark’s workforce, including reductions to hours, headcount and benefits as a result of COVID-19; earthquake and natural disaster damage; increases in the number or severity of insurance and claims expenses; legislation, regulations and other matters negatively affecting the cigarette, tobacco and alternative nicotine industry; increases in excise taxes or reduction in credit terms by taxing jurisdictions; potential liabilities associated with sales of cigarettes and other tobacco products; changes to federal, state or provincial income tax legislation; reduction in the payment of dividends; currency exchange rate fluctuations; Core-Mark’s ability to borrow additional capital; restrictive covenants in Core-Mark’s credit facility; and changes to accounting rules or regulations.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this communication and in our filings with the SEC. Any forward-looking statement, including any contained herein, speaks only as of the time of this communication or as of the date they were made and we do not undertake to update or revise them as more information becomes available or to disclose any facts, events, or circumstances after the date of this communication or our these statements, as applicable, that may affect the accuracy of any forward-looking statement, except as required by law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, PFG intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of PFG’s common stock to be issued in the proposed transaction and a proxy statement for Core-Mark’s stockholders (the “Proxy Statement”). Core-Mark will send the Proxy Statement to its stockholders, and each party may file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for the Form S-4, the Proxy Statement or any other document that Core-Mark may send to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PFG AND CORE-MARK ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFG, CORE-MARK, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders of PFG and Core-Mark will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about PFG and Core-Mark once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PFG will be available free of charge on Core-Mark’s website at www.investors.pfgc.com or by contacting PFG’s Investor Relations department at investor@pfgc.com. Copies of the documents filed with the SEC by Core-Mark will be available free of charge on Core-Mark’s website at ir.core-mark.com/investors or by contacting Core-Mark’s Investor Relations department at david.lawrence@core-mark.com.

Participants In The Solicitation

PFG, Core-Mark and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Core-Mark in connection with the proposed transaction.

Information about the directors and executive officers of PFG is set forth in its (i) Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 18, 2020 and (ii) proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on October 9, 2020, and on its website at www.pfgc.com.

Information about the directors and executive officers of Core-Mark is set forth in its (i) Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021 and (ii) proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on April 5, 2021, and on its website at www.core-mark.com.

Investors may obtain additional information regarding the interest of such participants by reading the Form S-4, the Proxy Statement and other materials to be filed with the SEC in connection with proposed transaction when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.